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March 18, 2009
VIA IDEA AND COURIER
Julia E. Griffith
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3628

Re:	Genentech, Inc.
Schedule TO-T/13E-3 filed February 9, 2009
Filed by Roche Investments USA Inc. and
Roche Holding Ltd
File No. 5-32488
Dear Ms. Griffith:
     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 17, 2009 (the “Comment Letter”) regarding the above-referenced Schedule TO-T/13E-3 of Roche Holding Ltd and Roche Investments USA Inc. filed on February 9, 2009 (as amended and supplemented by Amendments Nos. 1, 2, 3 and 4 to the Schedule TO-T/13E-3, the “Schedule TO”) in connection with the tender offer by Roche Investments USA Inc. to purchase all outstanding shares of common stock, par value $0.02 per share, of Genentech, Inc. (the “Company”), not owned by Roche Investments USA Inc. at a purchase price of $95.00 per share. In conjunction with this letter, Roche Investments USA Inc. and the other filing parties are filing via IDEA Amendment No. 5 to the Schedule TO ( “Amendment No. 5”).
     Please find enclosed three copies of Amendment No. 5.

Ms. Julia E. Griffith, Esq.
Securities and Exchange Commission	2	March 18, 2009
     Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter.
Offer to Purchase
Background
1.	We note your response to comment 4. Please file the board books that you sent us supplementally.
     Roche has filed each of the requested presentations as exhibits to the Schedule TO and included disclosure clarifying that none of these presentations were delivered to the board of directors of any Roche entity.
Certain Information Concerning Purchaser and Parent — Summary Historical Consolidated Financial Data or Roche Group
2.	Refer to prior comment 33. Your response addresses accounting standards, but our comment pertains to auditing standards. Please revise to respond to our comment.
     In response to the Staff’s comment, Roche respectfully submits that in connection with entering into the merger agreement with the Company, Roche eliminated the financing condition to its offer and disclosed its funding sources for the offer.  As a result, consistent with Instruction 2 to Item 10 of Schedule TO, Roche supplementally advises the Staff that Roche believes that Roche’s financial statements are not material to a decision by the Company’s unaffiliated stockholders with regard to the going-private transaction and no further disclosure regarding Roche’s financial statements is necessary.  Roche further supplementally advises the Staff that given that Roche’s financial statements are not material Roche believes that the auditing standards under which Roche’s financial statements were audited are likewise not material to a decision by the Company’s unaffiliated stockholders with regard to the going-private transaction.
     Roche further respectfully submits that even if Roche’s financial statements were material, since Roche is not subject to the periodic reporting requirements of the Securities Exchange Act of 1934, pursuant to Instruction 7 to Item 10 of Schedule TO, the financial statements required by Item 10 need not be audited if audited financial statements are not available or obtainable without unreasonable cost or expense.  While Roche’s financial statements are audited, the audit was conducted under International Standards on Auditing (“ISA”) and not United States Generally Accepted Auditing Standards (“US GAAS”).  Roche respectfully submits that it would involve very substantial time and expense to conduct such an audit under US GAAS and that accordingly Roche believes that such an audit is not required as provided in Instruction 7 to Item 10 of Schedule TO.  Furthermore, Roche respectfully submits that even where Instruction 8 to Item 10 of Schedule TO requires reconciliations or narrative descriptions of differences from US standards, the required descriptions and/or reconciliations relate to material variations in accounting principles, practices and methods, and not auditing standards.  Accordingly, Roche respectfully submits that no further disclosure regarding the

Ms. Julia E. Griffith, Esq.
Securities and Exchange Commission	3	March 18, 2009
auditing standards applied in the audit of Roche’s financial statements is required under Item 10 to Schedule TO.
Miscellaneous
3.	We reissue comment 36. You may not refuse to accept tenders from target holders located in foreign jurisdictions. If you become aware of a foreign jurisdiction where you believe the making of this offer is prohibited by statute and you have made a good faith effort but have been unable to comply with that statute, please contact the staff regarding the application of the all-holders provisions of Rule 14d-10. Please revise the disclosure in the paragraph you added in Section 15 of the Offer to Purchase in response to prior comment 36, consistent with our positions.
     Roche supplementally advises the Staff that Roche intends to pay for all shares of any shareholder tendered in accordance with the Offer and that Roche does not intend to revoke the Offer in any jurisdiction in which the Offer has previously been made.
***
     Roche acknowledges that (1) Roche is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (3) Roche may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4083 with any questions you may have with respect to the foregoing.
Very truly yours,
/s/ John H. Butler
John H. Butler